CONFIDENTIAL TREATMENT REQUESTED BY SCHLUMBERGER LIMITED

FOIA CONFIDENTIAL TREATMENT REQUESTED

MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	Schlumberger Limited (Schlumberger N.V.)

DATE:	July 10, 2007

RE:	Form 10-K for the Fiscal Year Ended December 31, 2006 Filed on February 16, 2007 Supplemental Response Letter Dated May 15, 2007 File No. 001-04601

Schlumberger Limited (“Schlumberger”) is responding to comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated May 31, 2007 regarding the filing listed above. For your convenience, our response is prefaced by the Staff’s corresponding comments in bold text.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.	We note your response letter dated May 15, 2007, including the additional disclosure you propose to insert in your future filings regarding risks in connection with certain divestment or investment limitation legislation. Please also advise us of any payments that you made in the past three fiscal years to the governments of Cuba, Iran, Sudan and/or Syria, and/or entities controlled by those governments. Identify the government(s) and/or government-controlled entities to which you made payments, the amounts paid, and the transactions and/or operations payments related.

Response:

Because Schlumberger’s business consists of providing services, we do not make payments to the governments of Cuba, Iran, Sudan or Syria (the “Listed Countries”) for the extraction or purchase of oil, gas or other minerals, unlike a number of international oil and gas companies doing business in the Listed Countries.

Rather, as described below, our payments to governments and to entities known by us to be government owned entities in a Listed Country are limited to ordinary operating expenses and governmental taxes and charges that would be incurred by any company doing business in the Listed Country. These payments can generally be divided as follows:

1.	Taxes, duties, license fees and other typical governmental charges. These include income taxes, taxes withheld by our customers on payments the customers make to us, customs duties and other charges for goods that enter the country, taxes remitted on or withheld from wages paid to employees, social charges (for retirement, medical care or other assistance) with respect to employees, license fees and local governmental charges.

CONFIDENTIAL TREATMENT REQUESTED BY SCHLUMBERGER LIMITED

FOIA CONFIDENTIAL TREATMENT REQUESTED

2.	Utility payments for electricity, telecommunications, water, waste disposal etc. (in most Listed Countries many or all entities providing these services are government owned).

3.	Travel and transportation costs (in some Listed Countries an airline or other travel provider is a government owned entity).

4.	Rent of facilities to conduct business.

5.	Payments for routine supplies and services of conducting a business in the country.

6.	Humanitarian aid provided to hospitals, educational agencies or other local governmental agencies.

7.	In Cuba, where many vendors are owned by the government, the hiring of certain temporary personnel to support local operational and administrative needs from government owned employment companies.

We believe that investors understand that any company that does business in a Listed Country makes payments of the types described above. As explained in our original response letter of May 15, 2007, supported by the supplemental schedule we then submitted listing revenues, assets and liabilities associated with our activities in the Listed Countries, we believe our operations and associated risks in the Listed Countries are not material in either a quantitative or qualitative sense.

Pursuant to Rules 418 and 12b-4, we are supplementally furnishing a schedule setting forth the amounts of payments made by Schlumberger in the past three fiscal years to the governments of Cuba, Iran, Sudan and Syria and entities known by Schlumberger to be controlled by such governments. We hereby request that the schedule be returned to us upon completion of your review, and that pending its return it be withheld from release as containing competitively sensitive, proprietary business information of Schlumberger.

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CONFIDENTIAL TREATMENT REQUESTED BY SCHLUMBERGER LIMITED

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Schlumberger acknowledges that (i) Schlumberger is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) Schlumberger may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By copy of this memorandum, we are requesting that the Freedom of Information Act officer accord the schedule furnished pursuant to this letter confidential treatment under the Commission’s rules.

Please call J. David Kirkland, Jr. at 713.229.1101 of Baker Botts L.L.P., our outside counsel, if you have any questions about the above responses or if you require any further information.

cc: Office of Freedom of Information and Privacy Operations